UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                             (AMENDMENT NO. 1)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Walter Industries, Inc.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                93317Q 10 5
                       ----------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000

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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                                May 24, 2005
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          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A

-------------------------
CUSIP NO.  93317Q 10 5
-------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Investment Limited Partnership I
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)  [ ]
       GROUP                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

       00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                 [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      3,091,398
                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      3,091,398
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,091,398
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.0%
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14               TYPE OF REPORTING PERSON

                 PN
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

                               SCHEDULE 13D/A

------------------------
CUSIP NO.  93317Q 10 5
------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Palomino Fund Ltd.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)  [ ]
       GROUP                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

       00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                 [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       BRITISH VIRGIN ISLANDS
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      2,708,602
                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      2,708,602
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,708,602

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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.0%
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14               TYPE OF REPORTING PERSON

                 CO
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

                               SCHEDULE 13D/A

-------------------------
CUSIP NO.  93317Q 10 5
-------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Management L.P.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)  [ ]
       GROUP                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

       00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                 [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,800,000
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.0%
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14               TYPE OF REPORTING PERSON

                 PN
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

                               SCHEDULE 13D/A

-------------------------
CUSIP NO.  93317Q 10 5
-------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Appaloosa Partners Inc.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)  [ ]
       GROUP                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

       00
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                 [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-
                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-
                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,800,000
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.0%
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14               TYPE OF REPORTING PERSON

                 CO
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

                               SCHEDULE 13D/A

--------------------------
CUSIP NO.  93317Q 10 5
--------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David A. Tepper
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)  [ ]
       GROUP                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

       00
------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                 [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      95,100
                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      5,800,000
                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      95,100
                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      5,800,000
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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 5,895,100
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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 15.3%
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14               TYPE OF REPORTING PERSON

                 IN
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

          This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D originally filed on November 8, 2004 (as amended, the "Schedule 13D"), by (i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd.,
(iii) Appaloosa Management L.P., (iv) Appaloosa Partners, Inc., and (v) David A. Tepper relating to the common stock, par value $0.01 per share (the "Common Stock") of Walter Industries, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the original Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

ITEM 2.   IDENTITY AND BACKGROUND.

          The last sentence of the third paragraph of Item 2 is hereby amended and restated in its entirety as follows:

          AILP, Palomino and Mr. Tepper are sometimes referred to herein collectively as the "Purchasers."

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and restated in its entirety as follows:

          Of the 5,895,100 shares of Common Stock held by the Purchasers, 3,091,398 shares were purchased with the funds of AILP, 2,708,602 shares were purchased with the funds of Palomino and 95,100 shares were purchased with the funds of Mr. Tepper.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following:

          On May 24, 2005, the Manager met with representatives of the Company. The Manager indicated to the Company its view that, owing to the diverse nature of the Company's businesses, the intrinsic value of the Common Stock is not reflected fully in the market price of the Common Stock. To realize the Company's true value and benefit all stockholders, the Manager related its view that the Company should consider (i) spinning off or selling the Homebuilding and Financing units; and (ii) authorizing a stock buy-back program.

          In addition, on or about May 25, 2005, another investor group filed a Schedule 13D with the Securities and Exchange Commission. The Manager agrees with this investor group that there is "significant unrealized value in the Company's shares" and that the Board "should consider strategic alternatives to enhance shareholder value". The Manager, however, does not necessarily agree with some of the strategic alternatives proposed by the investor group as to how to unlock value.

          Except as described in the previous sentence or otherwise described in the Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Purchasers to distribute in kind to their respective shareholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The first paragraph and paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

          As of April 30, 2004, 38,641,998 shares of Common Stock were outstanding (as disclosed in the Company's Form 10-Q for the quarterly period ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005).

          (a) The Purchasers are the beneficial owners of 5,895,100 shares of Common Stock in the aggregate. Therefore, the Reporting Persons' aggregate beneficial ownership constitutes 5,895,100 shares or approximately 15.3% of the issued and outstanding Common Stock. (i) AILP is the beneficial owner of 3,091,398 shares which constitutes approximately 8.0% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, (ii) Palomino is the beneficial owner of 2,708,602 shares which constitutes 7.0% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, (iii) Mr. Tepper is the beneficial owner of 95,100 shares which constitutes approximately 0.3% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose and, by virtue of his relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to be the beneficial owner of an additional 5,800,000 shares of Common Stock which, together with the 95,100 shares of Common Stock beneficially owned by Mr. Tepper, constitutes approximately 15.3% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose, and (iv) each of the Manager and API, by virtue of their relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to be the beneficial owners of an aggregate of 5,800,000 shares which constitutes approximately 15.0% of the 38,641,998 shares of Common Stock deemed to be outstanding for this purpose.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 3,091,398 shares of Common Stock. Palomino may be deemed to have shared voting and dispositive power with respect to 2,708,602 shares of Common Stock. Mr. Tepper has sole voting and dispositive power with respect to 95,100 shares of Common Stock and, by virtue of his relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to have shared voting and dispositive power with respect to an additional 5,800,000 shares of Common Stock. Each of the Manager and API, by virtue of their relationship to AILP and Palomino as described in item 2 of this Schedule 13D, may be deemed to have shared voting and dispositive power with respect to 5,800,000 shares of Common Stock.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 2005

                                      APPALOOSA INVESTMENT LIMITED
                                      PARTNERSHIP I

                                      By:  APPALOOSA MANAGEMENT L.P.,
                                           Its General Partner

                                            By:  APPALOOSA PARTNERS INC.,
                                                 Its General Partner

                                            By:  /s/ David A. Tepper
                                                ------------------------------
                                                Name:  David A. Tepper
                                                Title: President


                                      PALOMINO FUND LTD.

                                      By:  APPALOOSA MANAGEMENT L.P.,
                                           Its Investment Adviser

                                           By:  APPALOOSA PARTNERS INC.,
                                                Its General Partner

                                           By:  /s/ David A. Tepper
                                                ------------------------------
                                                Name:  David A. Tepper
                                                Title: President


                                      APPALOOSA MANAGEMENT L.P.

                                      By:  APPALOOSA PARTNERS INC.,
                                           Its General Partner

                                      By:  /s/ David A. Tepper
                                          ------------------------------------
                                           Name:  David A. Tepper
                                           Title: President


                                      APPALOOSA PARTNERS INC.

                                      By:  /s/ David A. Tepper
                                          ------------------------------------
                                           Name:   David A. Tepper
                                           Title:  President


                                       /s/ David A. Tepper
                                      ----------------------------------------
                                                David A. Tepper

                               EXHIBIT INDEX

       Exhibit 1     --     Joint Filing Agreement.*

       Exhibit 2     --     Transactions in Shares of Common Stock of the
                            Company Within the Past Sixty Days.*

---------------------------
* Filed on November 8, 2004